                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a message from Webb McKinney, HP's President, Business Customer Organization, discussing integration efforts in connection with the Merger. The message is posted on HP's internal web site.

Integration Office Update
Message from Webb McKinney


Since my last integration office update to you, we passed a major procedural milestone in our proposed merger with Compaq. On November 15, HP and Compaq submitted their registration statement on Form S-4, which includes the preliminary joint proxy statement/prospectus, to the U.S. Securities and Exchange Commission (SEC). The preliminary joint proxy statement/prospectus is the document that contains information that the SEC requires us to provide to shareowners before they can vote on the merger.

Overall, the regulatory process is moving along as expected, and we still expect the merger to close in the first half of 2002.


Reviewing the merger process

The registration statement on Form S-4 describes the proposed merger, including the terms, the history, the reasons for the proposed merger and risk factors for investors to consider. The SEC is currently reviewing this document, and we expect to receive their initial comments soon. HP and Compaq will respond to these comments and file an amended Form S-4. The definitive joint proxy statement/prospectus contained in the final S-4 will be mailed to shareowners and will include the dates for the shareowner meetings.

We are currently in the regulatory approval phase of the merger process. In this phase, the respective regulatory agencies review a broad range of data and other factors, including the markets in which both companies operate, the competitive conditions that existed pre-merger, and the competitive effects of the merger on those markets. This process is ongoing. We are meeting with regulators on both sides of the Atlantic - the Federal Trade Commission in the U.S. and the European Commission in Europe - as well as in other countries where negotiation is required.

In the U.S., we filed the documents required under the Hart-Scott-Rodino Act. The initial HSR filing was completed in September. In October, we were asked to provide additional information - a routine request in large mergers - and we are responding to this request. The regulatory process is also on track in Europe. We will file documents following negotiations with regulators there, probably by the first of next year.

In addition to regulatory approval, of course, we also need shareowner approval. Despite opposition from the Hewlett and Packard families and their foundations, we intend to put the merger to a shareowner vote. The opposition of the families and their foundations has received a lot of attention, and we do not take it lightly. But it's important to understand that the objectives of these foundations may be different from those of other shareowners. We remain committed to winning the approval of our shareowners.

Additional integration planning progress

In addition to regulatory progress, we completed phase 1 of our four-phase integration planning process and are on track to exit phase 2 later this week. I will review our phase 2 objectives in my next update. Our phase 1 deliverables included:

   . Defining our Close +1 (C+1) success factors for our four key stakeholders - employees, customers, partners, and shareowners. We have identified key requirements or success criteria to ensure we deliver what our customers, shareowners, employees, and partners will be looking for on C+1.

   . Defining our other C+1 deliverables including system availability, payroll processes, training, etc for key constituents.

   . Completing detailed C+1 work plans with interdependencies identified and linkages called out by business and function.

   . Defining top level organizational responsibilities for the new HP.

   . Establishing all post merger integration planning teams.

For more information on team structure, timelines, objectives, and our success criteria for C+1, [see HP's internal web site].

Developing the organization

Understandably, there continues to be a great deal of interest - inside and outside the company - in how the new HP will be organized. At this point, anti-trust laws prevent us from discussing the structure of the new organization except in high-level, directional terms.

As I have said before, structure will be based on strategy. One of our key integration principles is to start with the customer experience and ensure a relentless focus on customers and meeting customer needs. In keeping with this objective, the organizational design of the new hp must enable us to meet the unique requirements of our major global and named accounts, compete aggressively in the small and medium business market (SMB), provide world-class solutions to our targeted industries, and deliver a rich experience for consumers.

We are leveraging the learning and best practices from our own reinvention, as well as Compaq's experience to build an organization that best serves customers. We will achieve both the tight strategic and organizational alignment we need to fully leverage the breadth of our capabilities, to lead the industry in Total Customer Experience and Total Partner Experience, as well as to win against more narrowly focused competitors such as Lexmark, Sun, EMC, and Dell. Let me share some of the decisions made to date regarding our customer-facing organizational structure. More information will follow in subsequent integration office updates.

To ensure tight alignment, the three global product groups will host the following Go-To-Market (GTM) organizations:

   . The Imaging and Printing Systems Group (IPS) under Vyomesh Joshi will host the consumer GTM organization including volume retail channels.

   . The Personal Systems Group (PSG), led by Duane Zitzner will host the high volume commercial channel partners and the high volume direct Internet selling, as well as the inside sales GTM organizations.

   . The Enterprise Systems Group (ESG), headed by Peter Blackmore will host the
     Global and Corporate Accounts organizations.

In addition, each group (IPS, PSG, ESG, and Services) will have sales specialist's and GTM organizations that will focus on category success and partner with the hosted GTM teams to provide a strong product, services, and integrated solutions focus.

Frequently asked questions

Before closing, I want address several questions that are consistently asked.

   . When will we know about product roadmaps for the new company? We are committed to make that information available to key stakeholders within 30 days after completion of the merger.

   . What is the timing of the merger-related workforce reductions? No merger-related restructuring can begin before the merger is completed. Restructuring plans will be developed and implemented by the businesses and functions, and they could take up to 18-24 months to fully implement. Line managers will drive the selection process, with representatives from both companies involved in the decision-making

   . What does "clean" mean in relation to merger integration work? The so-called "clean" employees are those who are doing integration planning work as their full time assignment. As part of the integration team, these folks may have access to material and/or confidential information from HP or Compaq, which cannot legally be utilized in ongoing HP or Compaq business.

   . Can "clean" room employees return to their jobs? Nothing under the competition laws would prevent "clean" room employees from returning to their jobs after the merger closes. If for any reason the merger does not gain regulatory or shareowner approval, each of our "clean" employees will go through a similar process to that which we use when we hire a new employee from a competitor.

     These employees can remain at HP. However, we will need to understand the kind of Compaq confidential information that was received while working as part of the integration planning team in the clean room. Next, we will need to review the job duties to see if there is a conflict between the confidential information that was learned and the employees' responsibilities. Depending upon the circumstances, an employee may return to the same job, the same job with different responsibilities or, in some cases, a completely different job where the confidential information is not relevant.

I encourage you to review the FAQ's posted on [HP's internal web site] to keep up with the latest, authorized information regarding the merger.

I hope that each of you and your families has a very happy and safe holiday season.

Webb

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended October 31, 2000 and HP's registration statement on Form S-4 filed on November 15, 2001.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On November 15, 2001, HP filed a registration statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are stockholders for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

                                    * * * * *